

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 20549-3561

May 25, 2010

via U.S. mail and facsimile

J.D. Alexander, Principal Executive Officer
Alico, Inc.
P.O. Box 338
LaBelle, Florida 33975

RE: Alico, Inc.
        Form 10-K for Fiscal Year Ended September 30, 2009
        File No.: 0-00261

Dear Mr. Alexander:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            John Reynolds
                            Assistant Director
                            Office of Beverages, Apparel and
                            Health Care Services